December 13, 2006

Dr. Ted L. Wong
Chief Executive Officer
Nanosensors, Inc.
1800 Wyatt Drive, Suite No. 2
Santa Clara, California 95054

> **Re:** **Nanosensors, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 1, 2006**
> **File No. 333-136220**

Dear Dr. Wong:

We have limited our review of the filings referenced above to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment 2, however, your disclosure continues to contain references to obtaining shareholder approval to increase your authorized capitalization. Before you request acceleration of your registration statement, please revise your disclosure throughout the prospectus so that it is clear that all of the shares being offered for resale have been authorized.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to each of your filings to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: Victor J. DiGioia, Esq. (via fax)
        Michael A. Goldstein, Esq. (via fax)